CAI International, Inc. Steuart Tower 1 Market Plaza, Suite 900 San Francisco, CA 94105 Tel: 415-788-0100 Fax: 415-788-3430 www.capps.com NYSE: CAP

August 5, 2011

VIA EDGAR FILING AND OVERNIGHT DELIVERY

Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4631

Re:	CAI International, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 15, 2011
File No. 1-33388

Dear Mr. Hartz:

Reference is made to (i) the comments of the Commission’s staff (the “Staff”) in regard to CAI International, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2010 contained in your letter dated July 25, 2011 (the “Comment Letter”); and (ii) the responses of the Company to the Comment Letter provided on behalf of the Company by Perkins Coie LLP, counsel to the Company, pursuant to the letter dated August 5, 2011.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Hartz
Securities and Exchange Commission
August 5, 2011

If you have any comments or questions regarding this letter, please contact me at (415) 788-0100.

Very truly yours,

/s/ TIMOTHY B. PAGE

Name: Timothy B. Page
Title: Chief Financial Officer

cc:	Tricia Armelin, Securities and Exchange Commission